                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         WellPoint Health Networks Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)

                                   94973H108
                                  -----------
                                 (CUSIP Number)

                       The Missouri Foundation for Health
                               211 North Broadway
                            St. Louis, Missouri 63102
                           Attention: James R. Kimmey
                                 (314) 655-2708

                                    Copy to:
                       Blackwell Sanders Peper Martin LLP
                          720 Olive Street, 24th Floor
                               St. Louis, MO 63101
                            Attention: John R. Short
                                 (314) 345-6430
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 27, 2002
                              -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No.   94973H108

------------------- -----------------------------------------------------------------------------------------------------------------
1.                  Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                    The Missouri Foundation for Health:  43-1880952
------------------- -----------------------------------------------------------------------------------------------------------------
2.                  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) |_|
                                                                                                                            (b) |_|
------------------- -----------------------------------------------------------------------------------------------------------------
3.                  SEC Use Only

------------------- -----------------------------------------------------------------------------------------------------------------
4.                  Source of Funds

                    Not applicable
------------------- -----------------------------------------------------------------------------------------------------------------
5.                  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     |_|

------------------- -----------------------------------------------------------------------------------------------------------------
6.                  Citizenship or Place of Organization

                    Missouri
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    7.                 Sole Voting Power
 Number Of Shares
   Beneficially                        1,563,215
  Owned By Each
 Reporting Person
       With
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    8.                 Shared Voting Power

                                       Not applicable
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    9.                 Sole Dispositive Power

                                       1,563,215
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    10.                Shared Dispositive Power

                                       Not applicable
------------------- -----------------------------------------------------------------------------------------------------------------
11.                 Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,563,215
------------------- -----------------------------------------------------------------------------------------------------------------
12.                 Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    |_|

------------------- -----------------------------------------------------------------------------------------------------------------
13.                 Percent of Class Represented by Amount in Row (11)

                    2.2%
------------------- -----------------------------------------------------------------------------------------------------------------
14.                 Type of Reporting Person (See Instructions)

                    CO
------------------- -----------------------------------------------------------------------------------------------------------------

          Item (4) of the cover page attached to the original Schedule 13D as filed by the Foundation on February 11, 2002 is hereby amended by deleting Item (4) thereof and inserting "OO" in lieu thereof.

          Item 4. Purpose of Transaction.
          -------------------------------

          Item 4(a) is hereby amended by inserting the following sentence at the end thereof:

               As a result of the sales of common stock of WellPoint reported hereunder, the Foundation satisfied its divestiture obligations under the Voting Trust Agreement. The remaining shares of common stock of
          WellPoint beneficially owned by the Foundation will no longer be subject to the terms and conditions of the Voting Trust Agreement upon the joint filing of a notice by the Foundation and WellPoint to the trustee under the Voting Trust Agreement that the Foundation beneficially owns less than 5% of the issued and outstanding shares of
          WellPoint common stock and less than 5% of the issued and outstanding shares of every other class of capital stock of WellPoint.

          Item 5. Interest in Securities of the Issuer.
          ---------------------------------------------

          Item 5(a) is hereby amended by deleting paragraph (a) thereof and inserting the following in lieu thereof:

               (a) 1,563,215 shares of WellPoint common stock, which is
          approximately 2.2% of the outstanding shares of WellPoint common stock.

          Item 5(b) is hereby amended by deleting paragraph (b) thereof and inserting the following in lieu thereof:

               (b) Items (7), (8), (9) and (10) on the attached cover pages are incorporated herein by reference.

          Item 5(c) is hereby amended by inserting the following paragraph at the end thereof:

                  From February 13, 2002 through February 26, 2002, the
         Foundation sold through a series of broker transactions a total of
         468,160 shares of common stock of WellPoint at a price per share (net of commission) ranging from $125.59 to $129.14 in compliance with Rule
         145 of the Securities Act of 1933, as amended. On February 27, 2002, the Foundation sold 2,773,825 shares of common stock of WellPoint in a block transaction for a net price of $118.50 per share in compliance with Rule 145 of the Securities Act of 1933, as amended. In total, from
         February 13, 2002 through February 27, 2002, the Foundation sold
         3,241,985 shares of common stock of WellPoint. As a result of such sales, the Foundation beneficially owns a total of 1,563,215 shares of
         WellPoint common stock, which is approximately 2.2% of the outstanding shares of WellPoint common stock.

          Item 5(d) is hereby amended by inserting the following sentence at the end thereof:

               As a result of the sales of WellPoint common stock reported hereunder, the Foundation satisfied its divestiture obligations under the Voting Trust Agreement. The remaining shares of WellPoint common stock beneficially owned by the Foundation will no longer be subject to the terms and conditions of the Voting Trust Agreement upon the joint filing of a notice by the Foundation and WellPoint to the trustee under the Voting Trust Agreement that the Foundation beneficially owns less than 5% of the issued and outstanding shares of
          WellPoint common stock and less than 5% of the issued and outstanding shares of every other class of capital stock of WellPoint.

          Item 5(e) is hereby amended by deleting paragraph (e) thereof and inserting the following in lieu thereof:

                  (e)      February 27, 2002

          Item 6. Contracts, Arrangements, Understandings or Relationships With
          ----------------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

          Item 6 is hereby amended by inserting the following sentence at the end thereof:

               As a result of the sales of WellPoint common stock reported hereunder, the Foundation satisfied its divestiture obligations under the Voting Trust Agreement. The remaining shares of WellPoint common stock beneficially owned by the Foundation will no longer be subject to the terms and conditions of the Voting Trust Agreement upon the joint filing of a notice by the Foundation and WellPoint to the trustee under the Voting Trust Agreement that the Foundation beneficially owns less than 5% of the issued and outstanding shares of WellPoint common stock and less than 5% of the issued and outstanding shares of every other class of capital stock of WellPoint.

         Item 7.  Material to be Filed as Exhibits.
         ------------------------------------------

         Not applicable.

                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 8, 2002
                                                     -----------------------------------
                                                     Date

                                                     /s/ James R. Kimmey
                                                     ------------------------------------
                                                     Signature

                                                     James R. Kimmey, Executive Director
                                                     ------------------------------------
                                                     Name/Title